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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sagent Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 24th floor
(No. and Street)

New York, (City) New York (State) 10171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan (212) 904-9477
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

...ms for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ...e supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

...10 (06-02)

SAGENT ADVISORS INC.
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 16, 2007

SAGENT ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 17,566,487
Accounts receivable, net of allowance of $15,310	11,665,865
Deferred income taxes, net	698,000
Security deposit	675,000
Property and equipment, net accumulated depreciation and amortization of $627,546	271,011
Prepaid and other assets	379,717
Total assets	$ 31,256,080
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 15,238,813
Deferred revenue	280,555
Note payable	229,656
Total liabilities	15,749,024
REDEEMABLE PREFERRED STOCK, $0.01 par value, 20,000 shares authorized, 7,500 shares issued and outstanding (liquidation value of $9,270,625)	8,879,269
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value, 10,000 shares authorized, 5,908 issued and outstanding	59
Additional paid-in capital	4,916,102
Retained earnings	1,711,626
Total stockholders' equity	6,627,787
Total liabilities and stockholders' equity	$ 31,256,080

See notes to statement of financial condition.

SAGENT ADVISORS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006

1. ORGANIZATION

Sagent Advisors Inc. ("Sagent" or the "Company"), a Delaware corporation, was incorporated on September 11, 2003. The Company was formed for the primary purpose of providing investment banking financial advisory services to businesses in connection with mergers, acquisitions and other financial transactions. The Company may also act as an advisor in connection with corporate restructurings, as a placement agent in private placements of debt and equity securities, and as an underwriter of public securities. The Company's clients consist of public and private companies in a variety of industries as well as private equity firms. The Company is a member of NASD and has been a registered broker-dealer since May 24, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for accounts receivable and the accrual for employee incentive compensation. Actual results could differ from these estimates.

Fair Value of Financial Instruments - The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, prepaid and other assets, accounts payable and accrued expenses approximates their fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market investments which are primarily held at one major U.S. financial institution.

Allowance for Doubtful Accounts - The Company performs periodic credit evaluations of its customers' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. As of December 31, 2006, an allowance of $15,310 has been recorded.

Property and Equipment - Property and equipment consist of furniture, equipment, leasehold improvements, computer hardware and software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant furniture and equipment, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease. The cost of maintenance and repairs are charged to expenses as incurred.

The Company applies the provision of American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal*

Use, when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in property and equipment in the accompanying statement of financial condition. The Company began amortizing certain capitalized computer software costs in 2005 when the related software was ready for its intended use.

Impairment of Long-Lived Assets - The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property and equipment and other long-lived assets.

Revenue Recognition - The Company recognizes revenues that are realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is assessed as probable. Revenues include fees earned from providing merger and acquisition and other financial advisory services ("Advisory Fees") and fees earned from the private placement of securities ("Private Placement Fees"). Advisory Fees include retainers, which are recognized as earned over the period in which the related services are rendered, as well as success fees, which are due and recognized pursuant to the terms of each respective engagement. Private Placement Fees are recorded pursuant to the terms of each respective engagement and the income is reasonably determinable.

From time to time, the Company may generate other income, including referral fees, pursuant to certain agreements. The Company recognizes any referral fees as other income as services are rendered and collection is assured.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company that are directly related to the execution of transactions. Expenses are reported net of such client expense reimbursements.

Deferred Revenues - Deferred revenues represent fees received from clients prior to services being rendered which are recognized on a straight line basis as earned over the period in which the related services are rendered.

Income Taxes - The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 109, "*Accounting for Income Taxes.*" Deferred income taxes are recorded by applying enacted statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Accounting Developments - In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.*" FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of FIN 48 will have a material impact, if any, on its statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and

expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact, if any, on its statement of financial condition.

In February 2007, the FASB issued Statement No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS No. 159"). SFAS No. 159 provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS No. 159 will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years after November 15, 2007. SFAS No. 159 also allows early adoption provided that the entity also adopts the requirements of SFAS No. 157. The Company does not believe the adoption of SFAS No. 159 will have a material impact, if any, on its statement of financial condition.

3. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment consist of the following:

Computer hardware and software	$ 556,276
Office equipment	209,411
Internal use software	83,968
Leasehold improvements	29,728
Furniture and fixtures	19,174
	898,557
Less: accumulated depreciation and amortization	627,546
	$ 271,011

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2006, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 12,192,777
Income taxes payable	1,844,070
Dividend accrued on redeemable preferred stock (Note 6)	521,538
Deferred rent	200,723
Accrued professional fees	182,500
Other	170,812
Accounts payable	126,393
	$ 15,238,813

5. NOTE PAYABLE

On October 18, 2006, the Company issued an unsecured promissory note payable (the "Note" or "Note Payable") in the amount of $229,656 in connection with the repurchase of an aggregate 401.745 shares of the Company's common stock from a shareholder (Note 7). The Note bears interest at the per annum Prime Rate most recently publicly announced by Citibank, N.A. and interest is payable on June 30 and December 31 of each year beginning December 31, 2006.

Principal on the Note will be payable in three equal annual installments commencing on December 31, 2007, and on December 31 of each of the two successive years.

6. REDEEMABLE PREFERRED STOCK

On November 12, 2003, the Company entered into an agreement (the "Subscription Agreement") with a third party institutional investor (the "Purchaser"), whereby, subject to certain conditions, the Purchaser agreed to purchase a total of 7,500 shares of the Company's Series A Redeemable Preferred Stock (the "Preferred Stock") and warrants to purchase 555 shares of the Company's common stock (the "Warrants") for an aggregate purchase price of $7,500,000.

In several closings, which occurred from November 12, 2003 through June 10, 2004 (the "Closings") and upon the Company satisfying certain conditions of the Subscription Agreement, 7,500 shares of Preferred Stock and 555 Warrants were issued to the Purchaser generating gross proceeds to the Company of $7,500,000. The Warrants were valued at approximately $555,000 using the Black-Scholes option-pricing model and allow the Purchaser to purchase up to 555 shares of the Company's common stock at an exercise price of $0.01 per share, exercisable in whole or in part through November 12, 2013. The net proceeds from the Closings were allocated to the 7,500 shares of Preferred Stock and the 555 Warrants based on their relative fair values resulting in a discount of $516,760 for the Preferred Stock, which was recorded in additional paid-in capital. In connection with the Closings, the Company incurred issuance costs of $347,639 which reduced the carrying value of the Preferred Stock. Both the Warrants discount and Preferred Stock issuance costs are being accreted through November 12, 2008, the earliest redemption date.

In accordance with the terms of the Company's Warrant Agreement (the "Warrant Agreement"), the Purchaser has certain anti-dilution rights with respect to common stock and as a result is entitled to additional Warrants in the event the Company issues in excess of 5,000 shares of common stock. On March 1, 2005, the Company amended the terms of the Warrant Agreement to allow for an adjustment downward to the quantity of Warrants issued to the Purchaser, in addition to upward, in the event the number of common stock shares issued decreases. During 2006, the Company sold 375 shares of common stock which resulted in the Company issuing an additional 42 Warrants to the Purchaser. During 2006, the Company acquired and immediately cancelled 499 shares of common stock which resulted in the Company canceling 55 Warrants to the Purchaser. The value of the net 13 Warrants cancelled has been recorded as a reduction to the discount on the Preferred Stock, based on the Warrants relative fair value of $11,625 at the dates of issuance and cancellation, and was recorded as a change to additional paid-in capital during 2006. The Company is accreting the related discount on a straight-line basis which approximates the effective interest method over the period from the date of issuance until November 12, 2008, the earliest redemption date. At December 31, 2006, the Purchaser holds 656 Warrants.

Additionally, as the original redemption price exceeds the recorded amount of the Preferred Stock, the Company is accreting the difference on a straight-line basis which approximates the effective interest method over the period from the date of issuance until November 12, 2008, the earliest redemption date. For the year ended December 31, 2006, accretion for the discounts associated with the warrants and issuance costs and accretion for the Preferred Stock cumulative annual yield was $900,841 in aggregate, which has been charged to retained earnings.

As described above, the holders of the Preferred Stock are entitled to a dividend, as defined in the Certificate of Incorporation, for any fiscal year for which certain members of the Company's management are entitled to receive bonuses. As a result, the Company has recorded a dividend of $521,538 which was charged to retained earnings during 2006 and is included in accounts payable

and accrued expenses on the accompanying statement of financial condition at December 31, 2006. The timing of the payment of the dividend to the holders of the Preferred Stock is subject to approval by the Board of Directors and represents a dividend of $69.54 per share. On February 13, 2007, the Board of Directors declared the dividend to the holders of the Preferred Stock.

The following is a summary of certain rights and preferences of the Preferred Stock pursuant to the Company's First Restated Certificate of Incorporation (the "Certificate of Incorporation"):

Redemption - Holders of two-thirds of the Preferred Stock have the right to require the Company to redeem all outstanding shares of Preferred Stock at any time after November 12, 2008 at a redemption price per share equal to the Series A Liquidation Value, as defined in the Certificate of Incorporation.

Dividends - The holders of the Preferred Stock are entitled to a dividend each year equal to a percentage of the Company's earnings before interest expense, taxes and bonuses, when and if declared by the Board of Directors. Dividends are payable at the same time as bonuses paid to certain members of the Company's management.

Liquidation - In the event of liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive in preference to all holders of other classes of stock their Series A Payment, if any, plus the Series A Liquidation Value per share, each as defined in the Certificate of Incorporation.

Call Right - The Company shall have the right to repurchase, at its option, all or any portion of the outstanding shares of Preferred Stock after June 30, 2009 or earlier under certain circumstances, at a price per share equal to the Series A Call Value, as defined in the Certificate of Incorporation.

Voting - Holders of Preferred Stock generally have no voting rights for matters submitted to common stockholders for vote, however certain actions of the Company require approval of two-thirds of Preferred Stockholders.

7. STOCKHOLDERS' EQUITY

Common Stock - During 2006, the Company sold an aggregate of 375 shares of its common stock, pursuant to the Company's Management Equity Plan referred to below, to certain individuals of the Company's management generating proceeds of $374,962.

On September 28, 2006, a stockholder returned an aggregate of 97.212 shares of the Company's common stock to the Company. Accordingly, the Company recorded the $97,212 value of the shares contributed to treasury stock and a $97,212 corresponding credit to additional paid-in capital. Upon receipt, such shares were then immediately cancelled by the Company which resulted in the retirement of the treasury stock and a corresponding charge to additional paid-in capital and common stock.

On October 18, 2006, the Company issued a Note Payable in the amount of $229,656 in connection with the repurchase of an aggregate 401.745 shares of the Company's common stock from a shareholder (Note 5). Accordingly, on October 18, 2006, the Company recorded the $229,656 value of the shares purchased to treasury stock and a $229,656 corresponding credit to additional paid-in capital. Upon receipt, such shares were then immediately cancelled by the Company which resulted in the retirement of the treasury stock and a corresponding charge to additional paid-in capital and common stock.

As of December 31, 2006, there were 3,436 shares of common stock available for future issuance.

Management Equity Plan - Pursuant to the Company's Management Equity Plan (the "MEP"), the Company may offer eligible persons in management ("Senior Executive"), subject to certain limitations, the opportunity to purchase shares of the Company's common stock at fair value. The MEP is administered by the Board of Directors. As of December 31, 2006, the Company had extended a promise to an employee which provides that if and when such employee becomes eligible to participate in the MEP, then such employee may purchase up to 277.75 shares of the Company's common stock upon the approval by the Compensation Committee. As of December 31, 2006, there were no offers granted under the MEP.

Subject to the provisions of the MEP, at any time after the second anniversary of the initial purchase of shares by a Senior Executive, the Company shall have a call right, exercisable at any time after the second anniversary of such initial purchase or under certain circumstances, with respect to all or any portion of the shares beneficially owned by such Senior Executive. Upon the exercise of such call right, the Company shall pay the Senior Executive a purchase price per share of the greater of the book value per share at such date or the purchase price per share paid by the Senior Executive.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - In December 2003, the Company entered into a non-cancelable operating lease for its office space commencing on January 9, 2004, which expires on January 8, 2009. In addition, the Company is subject to certain non-cancelable operating leases for office equipment. As of December 31, 2006, future minimum payments under operating leases are as follows:

2007	$1,491,523
2008	1,489,410
2009	32,030
	$3,012,963

Included in security deposit on the accompanying statement of financial condition is a $675,000 security deposit for the office lease. Additionally, the amounts above exclude variable operating escalation payments which are paid when invoiced.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2006.

9. INCOME TAXES

The significant components of the Company's net deferred tax asset at December 31, 2006, are as follows:

Deferred income tax assets:	
Business start-up and organization costs	$ 505,000
Deferred rent	106,000
Accrued compensation	92,000
	703,000
Deferred income tax liabilities -	
Depreciation	(5,000)
Deferred income tax asset, net	$ 698,000

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax asset will be realized against future taxable income and as such has not recorded a valuation allowance at December 31, 2006.

10. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had two clients account for 80% (69% and 11%, respectively) of its accounts receivable at December 31, 2006. The Company subsequently received payment from both clients satisfying in full such accounts receivable by February 2007.

Cash, Cash Equivalents and Security Deposit Concentrations

The Company maintains cash, cash equivalent balances, including a security deposit, with a commercial bank. From time to time, the Company maintains cash balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

11. NET CAPITAL REQUIREMENT

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2006, the Company had net capital of $1,469,203, which was in excess of its statutory requirements by $419,268, and its ratio of aggregate indebtedness to net capital was 10.72 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 16, 2007

Sagent Advisors Inc.
299 Park Avenue, 24th Floor
New York, New York 10171

In planning and performing our audit of the financial statements of Sagent Advisors Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END